UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Argon ST, Inc.
(Name of Subject Company)

Vortex Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
The Boeing Company
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

040149106
(CUSIP Number of Class of Securities)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$882,370,033.50	$62,912.99

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $34.50 per share by 25,575,943 shares of Argon ST, Inc. common stock, which is the sum of (a) 22,076,636 shares of common stock outstanding (including 75,321 unvested restricted shares), (b) 3,359,932 shares of common stock authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 shares of common stock and restricted stock units with respect to 406,233 shares of common stock) and (c) 139,375 outstanding cash-settled stock appreciation rights linked to the value of shares of common stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,912.99	Filing Party: Vortex Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: July 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☑	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 6, Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on August 4, 2010, Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on July 26, 2010, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on July 20, 2010, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on July 15, 2010, Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on July 12, 2010, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).
Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.
Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; and Additional Information.
Items 1, 4, 8 and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:
     “The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on August 4, 2010. The Depositary has advised us that 20,055,713 Shares were validly tendered and not validly withdrawn (excluding 1,056,492 Shares subject to guaranteed delivery procedures). All Shares that were validly tendered and not validly withdrawn have been accepted for purchase and paid for by the Purchaser. The Purchaser also exercised its Top-Up Option for a number of Shares sufficient to ensure that Purchaser could effect the Short-Form Merger, and pursuant to which Argon issued Shares to the Purchaser, at a price per Share equal to the Offer Price.
     As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, the Purchaser had sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Argon. Accordingly, the Purchaser has effected the Short-Form Merger in which the Purchaser merged with and into Argon, with Argon surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share not previously purchased in the Offer, otherwise held by the Purchaser or Parent, or held in the treasury of Argon was converted, subject to appraisal rights, into the right to receive a price per Share equal to the Offer Price. August 4, 2010 was the last day Shares traded on the NASDAQ Global Select Market.
     On August 5, 2010, The Boeing Company issued a press release announcing the expiration of the Offer, the results of the Offer and the completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(1)(N) and is incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(N)	Press Release issued by The Boeing Company on August 5, 2010

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 5, 2010

Vortex Merger Sub, Inc.
By:	/s/ John M. Meersman
	Name:	John M. Meersman
	Title:	President

The Boeing Company
By:	/s/ Michael F. Lohr
	Name:	Michael F. Lohr
	Title:	Vice President, Corporate Secretary and Assistant General Counsel